

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2006

Mr. Nicholas J. Holland, Chief Financial Officer
Gold Fields Limited
24 St. Andrews Road
Parktown, 2193
South Africa

      Re: **Gold Fields Limited**
              Form 20-F for the Fiscal Year Ended June 30, 2005
              Filed December 22, 2005
              File No. 001-31318

Dear Mr. Holland:

      We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2005

Information on the Company, page 19

Gold Fields' Exploration Projects, page 54

1.   In the paragraph below the exploration table you explain that equity investments and capitalized exploration expenditures at APP and Cerro Corona totaled approximately $52.5 million during fiscal 2005. Under U.S. GAAP, exploration expenditures are generally expensed as incurred. As such, explain to us and revise your disclosure to explain why these exploration expenditures were

capitalized. Include any specific accounting literature you utilized in determining the classification of the expenditures.

Document on display, page 146

2.   Please update to the current address of the Securities and Exchange Commission, which is 100 F street NE, Washington, DC 20549. The room number may be deleted.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

3.   We note you disclose Cash Flow from Operations Before Taxation and Working Capital Changes. Such a measure is not defined in U.S. GAAP. Item 10(e) of Regulation S-K specifically prohibits non-GAAP financial measures from being presented on the face of the financial statements or in the accompanying footnotes. As such, please remove this measure from your consolidated statements of cash flows.

Note 13 Long-Term Loans, page F-26

(a) Mvelaphanda Loan Agreement, page F-26

4.   We note from your disclosure that on the date the loan is repaid, Mvelaphanda Gold Limited (Mvela) is obligated to use the entire proceeds to subscribe for new shares in GFIMSA, which at the option of Mvela or you, can be exchanged into ordinary shares of Gold Fields. Please explain to us what consideration you have given to including the shares issuable to Mvela in your calculation of diluted earnings per share. Please include the specific accounting literature you relied upon in reaching your conclusion.

Engineering Comments

General

5.   The safety record of your South African, Ghanaian, and Australian operations is stated to be better than the national or regional averages. Briefly quantify this regional or national performance in regard to injury and fatality rates and compare your actual performance. Agglomerate and generally disclose the last three years regional or national averages to your operations for similar operations in tabular form.

6.   As footnotes, or as part of your reserve tables, or text within the property
        description, disclose the following:
        - The mine dilution factor for each mine.
        - The mining recovery factor for each mine.
        - The metallurgical recovery factor for each mine.
        - The cutoff grade or pay limit for each operation.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director